

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2014

Via E-mail
Donald F. Morgenweck
Senior Vice President and Chief Financial Officer
Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, NJ 08226

      Re: Ocean Shore Holding Co.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 17, 2014
              File No. 000-53856

Dear Mr. Morgenweck:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathryn McHale

              Kathryn McHale
              Senior Staff Attorney